Exhibit 4.1

No. ......	. . . . . . Shares

NW18 HSN Holdings PLC

Incorporated in Cyprus under the Companies Law, Cap 113 - Registration No. HE 175604

Authorised Share Capital: USD ......

(divided into ….. (number and class) shares of USD 0.04 each

Issued Capital: USD ......

Subscribed shares: ..... (number and class) shares of USD 0.04 each

This is to certify that .....(name) of .....(address) is the Registered Proprietor of .....(number and class) Shares of USD 0.04 each in the above-named Company, numbered from ..... to ..... inclusive, subject to the Memorandum and Articles of Association of the Company, and that upon each of such Shares the sum of USD 0.04 has been paid.

Given under the Common Seal of the above Company, this ..... day of ....., 2014

.....
Director	Secretary

NOTE.- No transfer of any of the above-mentioned Shares can be transferred until this Certificate has been deposited at the Company’s Office.